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                              August 19, 2021

       Elon Soms
       Chief Executive Officer
       Thimble Point Acquisition Corp.
       195 Church Street
       15th Floor
       New Haven, CT 06510

                                                        Re: Thimble Point
Acquisition Corp.
                                                            Form S-4
                                                            File No. 333-257982
                                                            Filed July 16, 2021

       Dear Mr. Soms:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Notice to shareholders, page i

   1. Please explain the basis for your decision not to register the Earn Out Shares, options to purchase THMA Class A
common shares and warrants to purchase THMA Class A
                                                        common shares.
       Market and Industry Data, page iv

   2. Please amend your disclosure to clarify that you are liable for the market and industry data you included in your
registration statement.
       Summary, page 1
 Elon Soms
FirstName LastNameElon
Thimble Point Acquisition Soms
                          Corp.
Comapany
August 19, NameThimble
           2021          Point Acquisition Corp.
August
Page 2 19, 2021 Page 2
FirstName LastName

3. Given that the Consideration Schedule will not be available until a date no later than 2 days prior to the closing date, please amend your registration statement to explain how the number of Earn Out Shares to be issued to Pear Common Shareholders will be determined. Please include a table disclosing the number of upfront shares and earnout shares that will be allocated to Pear common shareholders, preferred shareholders, option and warrant holders eligible to exercise their options and warrants. Clearly indicate the assumptions used to calculate such estimates and how you will determine which options are in the money given that there is no market for the Pear common shares.
4. Please provide an expanded description of your PDTs to more clearly explain upfront whether your products and product candidates are digital mechanisms designed to assist in the treatment of the specified indications by providing mechanisms to track and share data with a patient's healthcare professional, encourage improved adherence to treatment protocol and assist your healthcare professional in treating an patient's indication or if the
         PDT provides treatment directly to the patient. If the patient uses the PDT to treat his/her indication, please provide more information to explain how your products work.
THMA's Directors and Executive Officers Have Financial Interests in the Business Combination
, page 5

5. Please highlight that the sponsors and public shareholders will have different rates of return and clarify if the sponsors and affiliates can earn a positive rate of return on their investment, even if the other SPAC shareholders experience a negative rate of return in the post business combination company.
6. Please expand your disclosure to describe the affiliation between the Anchor Investor and the Pritzker Vlock Family Office.
Risks Related to the Business Combination, page 61

7. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate.
8. Please highlight the risk presented by taking the company public through a merger rather than an underwritten offering by highlighting that an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.
9. Please disclose the risks associated with the exclusive forum provision in your proposed charter, which we note you disclose on page 306. Please ensure that this risk factor highlights the fact that your exclusive forum provision may result in increased costs for investors to bring a claim and clarifies that Exchange Act claims are not subject to this exclusive forum provision, which we note you disclose on page B-8 of your proposed charter.
THMA stockholders will have a reduced ownership and voting interest in the Post-Combination
 Elon Soms
FirstName LastNameElon
Thimble Point Acquisition Soms
                          Corp.
Comapany
August 19, NameThimble
           2021          Point Acquisition Corp.
August
Page 3 19, 2021 Page 3
FirstName LastName
Company. . . ., page 65

10. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders. Moreover, as it appears that underwriting fees remain constant and are not adjusted based on redemptions, please your disclosure to disclose the effective underwriting fee on a percentage basis for shares as it concerns dilution.
11. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Contractual Obligations, page 142

12. Please include the Forward Purchase Agreement as an annex. Products and Pipeline, page 152

13. Please provide additional information in your pipeline table on page 143 to more clearly distinguish between which product candidates are in a pre-clinical development stage and which product candidates are in a clinical development stage. In this regard, please use the column headers that enable investors to understand trials have been completed and which are undergoing and which are still remaining. Ensure industry jargon such as
         "POC" is clearly explained. Similarly revise "Our Development Pipeline" that begins on page 173.
14. Please provide more information about your relationship with the specific "content partners" listed in your pipeline table on page 153. While we note your risk factor disclosure on page 41 that "[t]he Company in-licenses patents and content from third parties to develop its products and product candidates[,]" the material terms of licenses are not adequately described in the filing. For each material agreement, please disclose the following:
             material rights and obligations;
             material payments made or received to date:
             aggregate amount of potential milestone payments;
             applicable royalty rates, or a range not to exceed ten percentage points;
             expiration and termination provisions.
15. Please expand the discussion of your available products and your product candidates to more specifically explain how they work using specific examples, including other treatments that generally accompany the use of your products and product candidates.
         Additionally, describe ongoing trials for products currently in development, including trial design, data collected and trail endpoints.
 Elon Soms
FirstName LastNameElon
Thimble Point Acquisition Soms
                          Corp.
Comapany
August 19, NameThimble
           2021          Point Acquisition Corp.
August
Page 4 19, 2021 Page 4
FirstName LastName
16. To the extent that your products and product candidates are intended to be used in combination with other types of treatment, such as pharmaceuticals and/or behavioral or other types of therapy, please clarify.
Pear's Management Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 201

17. You state throughout the filing that Pear has a pipeline of 14 product candidates. Please revise your disclosures to provide the following information:
             For your key research and development projects, please provide the following:
                o  The nature, objective, and current status of the project;
                o  The costs incurred during each period presented and to date;
                o The nature of efforts and steps necessary to complete the project;
                o The risks and uncertainties associated with completing development;
                o The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
                o Whether a future milestone such as completion of a development phase, date of filing with a regulatory agency, or approval from a regulatory agency can be reliably determined.
             For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization.
             If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.
Background of the Business Combination, page 235

18. Please revise your discussion to clarify the timeline with respect to contacts with the 109 potential candidates, the elimination of the first 66 and the next 40. Additionally, explain how you narrowed your search from the first 109 potential targets to the 43 potential targets with which you entered non-disclosure agreements.
19. Please provide the date that your representative was informed by Foley Hoag that the prescription digital therapeutics company could be a potential candidate and provide a more thorough description of such communications.
20. Please identify the "third party advisors" mentioned on page 239 and the "external advisors on the digital therapeutics industry" mentioned on page 243. Explain the role these advisors played with respect to valuation, analysis, and due diligence.
21. We note your disclosure that, in connection with the consummation of the Initial Public
         Offering, you entered into the Forward Purchase Agreement with the Anchor Investor.
         Given your disclosure that "members of our management team are associated with the
         Pritzker Vlock Family Office" please disclose whether any of your sponsors, directors,
 Elon Soms
Thimble Point Acquisition Corp.
August 19, 2021
Page 5
         officers or their affiliates helped facilitate this Agreement and what specific role they played in doing so.
22. Please provide a summary of the discussions and negotiations with the alternative acquisition candidates and clarify the basis for the determination to proceed with the business combination with Pear as opposed to the other candidates. Interests of THMA's Directors and Executive Officers in the Business Combination, page 252

23.      Your Amended and Restated Certificate of Incorporation waived the corporate
         opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
24. Please revise the conflicts of interest discussion so that it highlights all material
         interests in the transaction held by the sponsor and the company   s
officers and directors.
         This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Material U.S. Federal Income Tax Considerations, page 280

25. Please file a tax opinion as an exhibit to the filing. Refer to Item 601(b)(8) of Regulation
         S-K and, for guidance, Section III.A. of Staff Legal Bulletin No. 19. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameElon Soms                                     Sincerely,
Comapany NameThimble Point Acquisition Corp.
                                                                Division of
Corporation Finance
August 19, 2021 Page 5                                          Office of Life
Sciences
FirstName LastName